SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.     )1

Cleveland - Cliffs Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

185896107 (CUSIP Number)

June 9, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 185896107	13G	Page 2 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Spears Grisanti & Brown LLC 06 1547047
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6. Shared Voting Power 1,174,215 7. Sole Dispositive Power 8. Shared Dispositive Power 1,174,215

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,215 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.37%
12.	Type of Reporting Person (See Instructions) IA

Cusip No. 185896107	13G	Page 3 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William G. Spears
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 1,174,215 7. Sole Dispositive Power None 8. Shared Dispositive Power 1,174,215

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,215 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.37%
12.	Type of Reporting Person (See Instructions) IN

Cusip No. 185896107	13G	Page 4 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vance C. Brown
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 1,174,215 7. Sole Dispositive Power None 8. Shared Dispositive Power 1,174,215

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,215 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.37%
12.	Type of Reporting Person (See Instructions) IN

Cusip No. 185896107	13G	Page 5 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher C. Grisanti
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power None 6. Shared Voting Power 1,174,215 7. Sole Dispositive Power None 8. Shared Dispositive Power 1,174,215

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,215 Shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.37%
12.	Type of Reporting Person (See Instructions) IN

Cusip No. 185896107	13G	Page 6 of 10 pages

Schedule 13G

Common Stock, Par Value $.50

CUSIP No. 185896107

Item 1	(a)	Name of Issuer:
Cleveland Cliffs Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:
1100 Superior Avenue
Cleveland, OH 4414 2589

Item 2	(a)	Name of Person filing:

The following “Reporting Persons”:

Spears Grisanti & Brown LLC (“SGB”)
William G. Spears
Vance C. Brown
Christopher C. Grisanti

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

c/o Spears Grisanti & Brown LLC
45 Rockefeller Plaza
New York, NY 10111

Item 2	(c)	Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $.50

Item 2	(e)	CUSIP Number: 185896107

Cusip No. 185896107	13G	Page 7 of 10 pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

	(e)	☒	An investment adviser in accordance with §240.13d 1(b)(1)(ii)(E);

	(g)	☐	A parent holding company or control person in accordance with §240.13d 1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

	(j)	☐	Group, in accordance with §240.13d 1(b)(1)(ii)(J).

Item 4	Ownership.

The 1,174,215 shares reported as beneficially owned by SGB includes 28,600 shares held by SGB Simurgh Master Fund Ltd. (“SGB Ltd.”). Messrs. Spears, Brown and Grisanti are the Managers of SGB, which is a Delaware limited liability company. SGB is the Investment Manager for SGB Ltd., which is a Bermuda exempted mutual fund company.

The approximate percentages of shares of common stock reported as beneficially owned by the Reporting Persons are based upon 21,874,123 shares outstanding on April 22, 2005, as reported by the Company in its Quarterly Report on Form 10 Q filed on April 29, 2005 for the quarterly period ended March 31, 2005.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each Reporting Person.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of common stock or securities convertible into or exercisable for common stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be. Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of common stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

Cusip No. 185896107	13G	Page 8 of 10 pages

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip No. 185896107	13G	Page 9 of 10 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: June 21, 2005

Entities:

Spears Grisanti & Brown LLC

By:	/s/ Vance C. Brown
Vance C. Brown, as
Manager for the
above listed entity

Individuals:

William G. Spears

Vance C. Brown

Christopher C. Grisanti

By:	/s/ Vance C. Brown
Vance C. Brown,
Individually and as
Attorney in fact for the
above listed individuals

Cusip No. 185896107	13G	Page 10 of 10 pages

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons

EXHIBIT B	Power of Attorney

EXHIBIT A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the Schedule 13G filed on the date hereof with respect to the shares of Common Stock of Cleveland    Cliffs Inc. has been filed on behalf of the undersigned.

Signature:

Dated: June 21, 2005

Entities:

Spears Grisanti & Brown LLC

By:	/s/ Vance C. Brown
Vance C. Brown, as
Manager for the
above listed entity

Individuals:

William G. Spears

Vance C. Brown

Christopher C. Grisanti

By:	/s/ Vance C. Brown
Vance C. Brown,
Individually and as
Attorney in fact for the
above listed individuals

EXHIBIT B

Power of Attorney

The undersigned hereby make, constitute and appoint Vance C. Brown and Christopher C. Grisanti, acting jointly or individually, with full power of substitution, the true and lawful attorneys-in-fact for the undersigned, in the undersigned’s name, place and stead and on the undersigned’s behalf, to complete, execute and file with the United States Securities and Exchange Commission (the “Commission”), a statement on Schedule 13G with respect to the securities of Cleveland - Cliffs Inc., an Ohio corporation, and any and all amendments thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and any other forms, certificates, documents or instruments (including a Joint Filing Agreement) that the attorneys-in-fact (or either of them) deem(s) necessary or appropriate in order to enable the undersigned to comply with the requirements of said Section 13(d) and said rules and regulations.

This Power of Attorney shall remain in effect for a period of two years from the date hereof or until such earlier date as a written revocation thereof is filed with the Commission.

Dated: June 21, 2005

Spears Grisanti & Brown LLC

By:	/s/ Vance C. Brown
Vance C. Brown, as
Manager for the
above listed entity

/s/ William G. Spears
William G. Spears

/s/ Vance C. Brown
Vance C. Brown

/s/ Christopher C. Grisanti
Christopher C. Grisanti